Exhibit (a)(5)(D)

Excerpts of Transcript of Earnings Conference Call by EQT Corporation, held October 27, 2016

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Mr. Robert McNally (Senior Vice President and Chief Financial Officer, EQT Corporation):  On Tuesday we announced the acquisition of approximately 60,000 net Marcellus acres, which also includes 39,300 net Utica acres for $683 million. These acquisitions are consistent with the equity raised and will be paid for using those proceeds plus the proceeds from the latest drop down to EQM.

The signing of the recently announced acquisitions, combined with the Statoil acquisition and a few smaller deals and leasing activity during the year, will bring year-to-date committed investment in undeveloped acreage to approximately 1.1 billion and represent the most Marcellus under contract for acquisition by a single producer this year.

These investments are consistent with our consolidation strategy and create value through purchasing undeveloped acreage while minimizing the amount paid for flowing production, which tends to be value neutral. This year alone for every one acre developed 19 acres have been acquired. Our core Marcellus acreage has increased by 143,000 net acres or 55 percent and our undeveloped location inventory has increased to almost 3,700 locations.

Much of this acreage is contiguous with EQT’s existing development area, therefore the lateral lengths of 190 existing EQT locations can now be extended from approximately 3,000 feet to 6,000 feet on average. At a flat $250 realized gas price the IRRs on these wells increase from approximately 9 percent to 37 percent.

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Operator:  Our next question comes from the line of Arun Jayaram with J.P. Morgan.  Please proceed with your question.

Mr. Arun Jayaram:  Thanks, gentlemen, and congratulations to you both.  I wanted to start off perhaps, Steve, in talking about the acquisitions.  Obviously, it appears that one of the drivers was just increasing the ability to drill, uh, you know, longer laterals.  And we did note that this quarter, you know, your laterals were—at least on the Marcellus side were, you know, pushing close to 9,000 feet.  But, uh, from a geological, uh, basis, can you talk about the quality of this acreage relative to your current core in terms of gas and place—you know, thoughts on, you know, potential EURs.  And how do those acres that you have added in this deal plus the Statoil deal compare to what you have, you know, previously?

Mr. Steven Schlotterbeck (President, EQT Corporation and President, Exploration and Production):  Oh, I think—yeah, we are very happy with the quality of the acreage in all three of these deals, uh, specifically Statoil and Trans Energy, uh, are West Virginia-focused—or all in West Virginia—all very connected to the acreage we already have in Wetzel and Marion Counties and Tyler County and we think very consistent with the results we have seen down there.  Specifically, ‘cause I think I had seen a question or two about Marion County, I think there has been less drilling there.  And some of the competitor results maybe are a little bit less than a little bit further to the west.

Mr. Arun Jayaram:  Um-hmm.

Mr. Steven Schlotterbeck:  I can tell you we turned in line six wells in Marion County in April of this year, and all six are exceeding our type curve for Northern West Virginia.  So, I don’t know if that is a result of the acreage we have—and the Trans Energy acreage is directly connected to the acreage where those walls were—or if it’s different completion techniques or exactly why.  But, as a result, we are very encouraged by that portion of Marion County, which I would imagine is probably where, if you were going to speculate on the acreage, that is—that would be where the concerns might be.  From the data we have, we are very excited about it.